Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Final video script for Jacque Hinman

July 28, 2017 9:30 AM MT

Hello everyone. I’m coming to you by video to share important and promising news about the future of our company.

Today we announced an agreement for Jacobs, a publicly traded company, to acquire CH2M, and I’m excited to tell you about this compelling combination that will create a leader with global, and local, prominence. We expect that the combined company will deliver exceptional solutions to our valued clients, and will attract, and retain, the very best talent in our industry. We believe the terms of the agreement are very attractive to our stockholders, and the terms will be presented on our stockholder website and summarized in a stockholder call today. Later in the year we’ll present a proposal to CH2M stockholders to approve the transaction, with our Board’s unanimous support.

A joint announcement was issued this morning prior to the opening of the New York Stock Exchange, and we expect to secure all necessary approvals that will enable us to complete the transaction before the end of this calendar year.

In addition to the public news announcement, you should have received an invitation to a special call today for all CH2M employees.  In that call, both myself, and Jacobs Chairman and CEO Steve Demetriou, will explain the excellent opportunities that we believe our combination presents for the employees, clients and stakeholders of both companies. This includes value and liquidity for CH2M stockholders upon closing through a premium over our current stock price.

If you can, please join us for today’s call. We know that many of you will not be able to participate at that time, so we’ll post a replay on the Virtual Office.  You’ll also find more information on the VO about the strategic combination, including benefits for each of you, as well as for the clients, investors and stakeholders of both companies.

It’s interesting to note that, viewed from a complementary perspective, we actually don’t have a lot of overlap between our two companies. Each of us brings different strengths that complement one another, from an industry, geography, service, and technology perspective.  In fact it’s a complementary fit:

For example, in the Environmental & Nuclear space:  CH2M’s leadership in nuclear remediation and our full service environmental capabilities, combined with Jacobs’s complementary presence in nuclear facilities, create a leader in nuclear and environmental solutions.

In the Water business, CH2M’s leading position, combined with Jacobs’s global client base and footprint, will help us provide a superior position to profitably grow.

And Transportation is a high growth industry, and one in which resources are constrained due to the increasing magnitude of infrastructure needs globally.  Combined, we can tackle mega-programs spanning aviation, highways, rail, transit and ports — anywhere in the world.

In the Oil, Gas and Chemicals, sector, Jacobs’s leading global position, significant resources and long term client relationships will help us to deliver even more to our valued clients.

In the Life Sciences and Semiconductor space, CH2M and Jacobs are both considered global leaders, and together we should have the ability to deliver complementary solutions that will provide significant growth opportunities for our people and the combined company.

I also admire Jacobs’s deep relationships and significant technology strengths with national government clients that are different than CH2M’s. Combined, we are able to bring more capability to even more government clients.

One area where Jacobs is particularly strong and we are not is in the general building space.  Their capabilities will enable us to bring that offering to all of our clients, particularly government clients.

While there are many other exciting capabilities, the last area I would like to highlight is Program Management and Construction Management. Globally, the need for this capability has increased, as the scale of projects and programs continue to grow. Both companies have complementary strengths in this area, and combined we believe that we will create even better opportunities for our people to work on some of the world’s most exciting programs while leveraging CH2M’s iconic projects, tools, and processes.

We believe the combination of CH2M with Jacobs presents amazing opportunities—very rewarding opportunities.  We have the potential to be the most capable and distinctive company the industry has ever seen, poised to deliver superior value for our clients.

We believe this strategic combination will be transformative for our company, and most importantly, for you. Stay the course — as I know you will - of the common purpose that we’re here to serve—laying the foundation for human progress, and providing the very best solutions for a more connected, sustainable world.

For now, know that the inherent value of this combination reflects the amazing talents YOU bring — and Jacobs has been very clear that they are excited to welcome CH2M to their team. I encourage you to read all about our combination on the VO and our stockholder website, and submit any questions you have that aren’t already covered in the initial Q&A provided there to ourfuture@ch2m.com.

Please keep in mind that while there are many reasons to be excited about the road ahead, the announcement of our agreement is only the first step.  Until the transaction closes, we will continue to operate as separate organizations, and it is important that we all remain focused on our priorities and responsibilities, including serving our clients with distinction.

I along with Steve Demetriou, the Chairman and CEO of Jacobs, look forward to sharing more with you later today!  Thanks for listening, please be safe and I’ll talk with you again soon.

Additional Information and Where to Find It

In connection with the proposed acquisition of Charlotte by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among Charlotte, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of Charlotte and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to Charlotte’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CHARLOTTE AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and Charlotte, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, Charlotte and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Charlotte in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about Charlotte’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, Charlotte and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.  When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This video relates to a proposed business combination between Jacobs and Charlotte. This video is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this video constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same.  Statements made in this video that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction with Charlotte will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that Charlotte may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see our Annual Report on Form 10-K for the period ended September 30, 2016, and in particular the discussions contained under Item 1 -  Business; Item 1A - Risk Factors; Item 3 -  Legal Proceedings; and Item 7 -  Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as Jacobs’s other filings with the Securities and Exchange Commission.  Neither Jacobs nor Charlotte is under any duty to update any of the forward-looking statements after the date of this video to conform to actual results, except as required by applicable law.